Exhibit 99.2

Other than information relating to Ellomay Luzon Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd., or Ellomay Luzon Energy), the disclosures contained herein concerning Dorad Energy Ltd., or Dorad, and the power plant owned by Dorad, or the Dorad Power Plant, are based on information received from Dorad. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All reference herein to the “2024 Annual Disclosure” are to the immediate report provided to the holders of the Company’s Series E Secured Debenture, submitted to the Israel Securities Authority on March 31, 2025 (filing number 2025-02-023406) and submitted on a Form 6-K to the US Securities and Exchange Commission on March 31, 2025. Unless otherwise noted, defined terms used herein shall have the same meaning as set forth in the 2024 Annual Disclosure.

With reference to Section 1.1 of the 2024 Annual Disclosure (“General”) and Section 1.2 of the 2024 Annual Disclosure (“Investments in the Equity of Dorad and Transactions in its Shares”), on March 4, 2025, Zorlu, one of Dorad’s shareholders, entered into two share purchase agreements covering its entire holdings in Dorad (25% of Dorad’s issued and outstanding shares) based on a valuation of Dorad of approximately NIS 2.8 billion. The first share purchase agreement entails the sale of 10% of Dorad’s outstanding shares to The Phoenix Insurance Company Ltd. and The Phoenix Pension and Provident Fund Ltd., or together, The Phoenix, and was not subject to a right of first refusal under Dorad’s articles of association and shareholders agreement. The second share purchase agreement, or the Dorad SPA, entails the sale of an additional 15% of Dorad’s outstanding shares to The Phoenix, Hagoz (2015) Ltd. and Shahar Investments in Energy Limited Partnership (Hagoz (2015) Ltd. and Shahar Investments in Energy Limited Partnership, together, the Purchasers), through its general partner – Y.L. Shahar Investments in Energy Ltd. and was subject to a right of first refusal under Dorad’s articles of association and shareholders agreement.

Pursuant to the Dorad SPA, the aggregate purchase price for 15% of Dorad’s outstanding shares is approximately NIS 424.4 million, subject to certain adjustments, and the consummation of the sale is subject to customary conditions to closing (including receipt of approvals from Dorad’s board of directors, governmental authorities and Dorad’s lenders, and the consummation of the sale of 10% of Dorad’s outstanding shares to The Phoenix under the first share purchase agreement). The Dorad SPA also requires the purchaser to deposit an autonomous guarantee with an escrow agent in the amount of approximately NIS 414.1 million on the date of execution of the Dorad SPA. Pursuant to the Dorad SPA, the consummation of the sale of Dorad’s shares was scheduled to occur between June 30, 2025 and July 15, 2025 (the Long Stop Date determined in the Dorad SPA), subject to conditions to closing as set forth above.

On March 6, 2025, following the execution of the Dorad SPA, Ellomay Luzon Energy received a sale notice, or the Sale Notice, from Zorlu with respect to 15% of Dorad’s outstanding shares, or the Offered Shares. Pursuant to Dorad’s articles of association and shareholders agreement, Dorad’s shareholders, including Ellomay Luzon Energy, were required to respond within 30 days.

On March 20, 2025, a preliminary discussion regarding the sale of Zorlu’s shares to The Phoenix and its affiliates was held during a meeting of Dorad’s board of directors, which, pursuant to Dorad’s articles of association, is authorized to determine whether the purchasers constitute a direct or indirect competitor of Dorad. At that meeting, the Dorad board of directors determined that The Phoenix and its affiliates do not compete with Dorad.

On March 30, 2025, the Ellomay Luzon Energy board of directors approved the exercise of Ellomay Luzon Energy’s right of first refusal in connection with all the Offered Shares. Ellomay Luzon Energy thereafter provided an acceptance notice to Zorlu, accompanied by an autonomous guarantee in the amount of the purchase price provided in the Dorad SPA for all the Offered Shares.

On April 7, 2025, Ellomay Luzon Energy received a notification from Zorlu stating that both Ellomay Luzon Energy and Edelcom, which holds 18.75% of Dorad, submitted acceptance notices with respect to all the Offered Shares. Dorad’s articles of association and shareholders agreement provide that in the event acceptance notices are delivered for a number of shares higher than the number of offered shares, the offered shares will be allocated among the offerees in accordance with their pro rata holdings in Dorad, subject to approval of the transfer of the shares by Dorad’s board of directors. Accordingly, Ellomay Luzon Energy and Edelcom each entered into a share purchase agreement with Zorlu with respect to 7.5% of the issued and outstanding shares of Dorad in a form substantially similar to the Dorad SPA. Ellomay Luzon Energy notified Zorlu that it maintains its right to purchase all the Offered Shares should the sale to Edelcom not be consummated for any reason.

To enable Ellomay Luzon Energy to provide the guarantee required under the Dorad SPA, the Company deposited an amount equal to 25% of its portion of the guarantee (pro rata to its holdings in Ellomay Luzon Energy), which will serve as collateral to the bank that issued the guarantee. In connection with the pledged deposit, the Company entered into a Commercial Paper Agreement enabling it to receive a short-term loan in the amount of NIS 60 million – NIS 210 million, with a variable annual interest rate equal to the Israeli Prime lending rate (currently 6%) + 0.5%. The commercial paper is for a term of one year and includes customary causes for early repayment. In addition, the Company and the holders of the commercial paper are entitled to effect early repayment without cause with a 45 business day prior notice. The Company initially withdrew an amount of NIS 60 million under the Commercial Paper Agreement. Following consummation of the acquisition of 15% of Dorad’s outstanding shares by Ellomay Luzon Energy as set forth below, the guarantee was released and the Company provided a notice of early repayment to the holder of the commercial paper.

On May 27, 2025, Decision No. 71201 was issued by the Israeli Electricity Authority regarding the “transfer of means of control” in Dorad. It was resolved to approve Zorlu’s transfer of from 10% to up to 19.9% of Dorad’s outstanding shares to The Phoenix.

In connection with its acquisition of Dorad’s outstanding shares and due to regulatory restrictions imposed on The Phoenix, The Phoenix and Dorad’s lenders reached a preliminary agreement whereby, in lieu of a pledge over the Dorad shares that will be purchased by The Phoenix, Dorad’s lenders will receive from The Phoenix an alternative package of rights. In connection with this arrangement, Dorad was informed by Edelcom that, in Edelcom’s view, the proposed alternative package of rights constitutes a matter that requires the consent of each of Dorad’s shareholders. The proposed arrangement between The Phoenix and Dorad’s lenders was approved by the Dorad board of directors, Dorad’s shareholders and Dorad’s lenders on May 29, 2025, June 4, 2025 and June 26, 2025, respectively.

On June 4, 2025, Dorad received a statement of claim filed against it by a former director and a serving director (both representing Edelcom), seeking declaratory relief for access to Dorad’s documents, a declaration that the Dorad board of directors’ resolutions regarding the sale of shares by Zorlu are null and void, and a declaration that the director representing Edelcom is entitled to independent legal counsel and representation with respect to his rights as a director, particularly in relation to the sale of Zorlu’s shares, retroactively as from April 14, 2025. Dorad notes in its financial statements as of and for the three and six months ended June 30, 2025 that it denies the allegations made in the statement of claim, and its response is expected to be filed by September 21, 2025.

On June 23, 2025, the Israeli Competition Authority approved the transfer of Dorad’s shares to Ellomay Luzon Energy. On June 25, 2025, Decision No. 71401 was adopted by the Israeli Electricity Authority regarding the “transfer of means of control” in Dorad. It was resolved to approve the transfer by Zorlu of 7.5% of Dorad’s outstanding shares to each of Ellomay Luzon Energy and Edelcom. The aforementioned decision was published on June 29, 2025.

On June 26, 2025, Dorad’s lenders approved in principle the transfer of shares to The Phoenix, the Additional Purchasers and the shareholders who exercised their right of refusal, subject to the fulfillment of certain conditions.

On July 1, 2025, Zorlu approved an extension of the deadline for the completion of the acquisition of shares by Ellomay Luzon Energy and Edelcom until July 22, 2025.

On July 10, 2025, Dorad’s board of directors approved the transfer of 10% of Dorad’s outstanding shares from Zorlu to The Phoenix and the transfer of 7.5% of the Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy. On July 13, 2025, the transfer of 10% of Dorad’s outstanding shares from Zorlu to The Phoenix was completed. As noted above, as of the completion date of the sale to The Phoenix, both Ellomay Luzon Energy and Edelcom received the approval from the Israeli Electricity Authority to purchase 7.5% of Dorad’s outstanding shares and Ellomay Luzon Energy received the approval of the Israeli Competition Authority for the acquisition of Dorad’s outstanding shares but Edelcom did not receive the approval of the Israeli Competition Authority for its acquisition of Dorad’s outstanding shares.

Dorad notes in its financial statements as of and for the three and six months ended June 30, 2025 that on July 17, 2025, it discovered incidentally, and despite the applicants’ obligation to inform Dorad of the decision, that on July 13, 2025, a director and a former director representing Edelcom submitted an ex parte petition to the Tel Aviv–Jaffa District Court requesting the cancellation of the July 10, 2025 resolution approving the transfer of 10% of Dorad’s outstanding shares to The Phoenix, due to alleged competition concerns. The court dismissed the petition, ex parte, on the same day, without requesting the position of Dorad (which does not accept the claims).

On July 18, 2025, Edelcom notified Dorad that it sold 1.25% of Dorad’s outstanding shares held by it to a private third party (Mr. Tamir Cohen) and that pending receipt of required approvals for the sale (including the approval of Dorad’s board of directors), the voting rights and entitlement to dividends in connection with the shares will be held by a trustee. At the same time, Edelcom notified the Israeli Competition Authority that it withdraws its request for the approval of the Israeli Competition Authority for the transfer of the shares from Zorlu to Edelcom, claiming that such approval was no longer required due to the transaction with Mr. Cohen.

On July 20, 2025, Dorad’s board of directors discussed the matter, however, as no request was made to approve the transfer of shares from Edelcom to Mr. Cohen, Dorad’s board of directors did not resolve on the matter and the Dorad shareholders register was not amended.

On July 20, 2025, the Israeli Electricity Authority adopted Decision No. 71801 (amending Decision No. 71401), approving the transfer of between 7.5% to 15% of Dorad’s outstanding shares from Zorlu of each of Ellomay Luzon Energy and Edelcom.

On July 20, 2025, Edelcom filed an ex parte petition with the Tel Aviv (Economic Division) District Court for a temporary injunctions and orders, requesting that the court prohibit Dorad’s board of directors and shareholders from convening to approve the transfer of 7.5% of Dorad’s outstanding shares from Zorlu to any entity other than to Edelcom, and to prohibit Zorlu from selling those shares to Ellomay Luzon Energy or to The Phoenix. On the same day the court rejected Edelcom’s petition and set deadlines for the parties’ responses (by July 29, 2025), and for the filing of a main proceedings by Edelcom (by July 27, 2025). The Court’s decision further noted that if future actions will be approved by Dorad based on a transfer of shares if it occurs (and this, as stated, without the Court preventing it), whereby the increased power of the respondents as shareholders is used for the purpose of changes in Dorad’s board of directors, or the transfer of the shares to third parties, as Edelcom noted that it fears, and to the extent that the respondents will try to take such actions or other irrevocable action, Edelcom will be notified seven days in advance, in a manner that will allow it time to act and the Court to give appropriate instructions.

On July 21, 2025, the final date for obtaining all required approvals for the completion of Zorlu’s share sale, Dorad’s board of directors and shareholders convened and approved the transfer of an additional 7.5% of Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy. On July 22, 2025, as not all the conditions to closing of the sale of 7.5% of Dorad’s outstanding shares to Edelcom were fulfilled, Edelcom’s agreement with Zorlu was terminated and the transfer of 15% Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy was consummated. Following such transfer, the shareholders of Dorad are: Eilat Ashkelon Infrastructure Services Ltd. (37.5%), Ellomay Luzon Energy (33.75%), Edelcom (18.75%) and The Phoenix (10%).

On July 27, 2025, Edelcom filed a statement of claim with the Tel Aviv (Economic Division) District Court against Dorad, Dorad’s other shareholders and the trustee appointed in connection with the Zorlu transactions. The claim seeks declaratory relief, including that as of July 21, 2025 (the date on which Dorad’s board of directors and shareholders’ approved the transfer of the additional 7.5% of Dorad’s outstanding shares to Ellomay Luzon Energy) the agreement between Zorlu and Edelcom for the sale and purchase of 7.5% of Dorad’s outstanding shares was valid and binding and did not require the approval of any third parties; that the said agreement was breached by Zorlu; that the resolutions of Dorad’s board of directors and shareholders approving the transfer of 7.5% of Dorad’s outstanding shares to Ellomay Luzon Energy are void; that the sale agreement between Zorlu and Ellomay Luzon Energy with respect to the additional 7.5% of Dorad’s outstanding shares is void; and requesting mandatory injunctions ordering Ellomay Luzon Energy to cancel the agreement between it and Zorlu for the sale of 7.5% of Dorad’s outstanding shares, and compelling Zorlu to sell these shares to Edelcom. Additionally, the claim seeks orders requiring Dorad’s board of directors and shareholders to convene and approve the transfer of 7.5% of Dorad’s outstanding shares to Edelcom, to amend Dorad’s shareholder register accordingly, and for any other relief necessary to complete the aforementioned actions.

Pursuant to an arrangement between the parties to the legal proceeding, the respondents were required to respond to Edelcom’s request for temporary injunctions by August 4, 2025. Several hours before the filing deadline, Edelcom informed the respondents and the court that it was unilaterally withdrawing its request for temporary injunctions. Following submission of the respondents’ positions on the matter, on August 11, 2025 the court approved the withdrawal request, imposing legal expenses on Edelcom in the aggregate amount of NIS 200 thousand (of which NIS 40 thousand are due to each of Dorad and Ellomay Luzon Energy).

The respondents are required to file their statement of defense to the Edelcom statement of claim by November 13, 2025. A preliminary hearing is scheduled for September 25, 2025. The Company and Ellomay Luzon Energy cannot at this time predict the outcome of the legal proceedings.

As a result of the sale of Zorlu’s shares, all of Zorlu’s representatives on the Dorad board of directors resigned and one director was appointed by The Phoenix. On August 5, 2025, Ellomay Luzon Energy notified Dorad of the appointment of Mr. Amos Luzon as an additional director on its behalf based on its updated holdings in Dorad.

With reference to Section 1.1 of the 2024 Annual Disclosure (“General”) under the heading “‘Iron Swords’ War,” Dorad notes in its financial statements for and as of the three and six months ended June 30, 2025 that on June 13, 2025, the State of Israel launched operation “Rising Lion” against Iran, as part of the Iron Swords war, for the purpose of removing the nuclear and missile threat against Israel. As a result of this operation, and in view of the high risk to lives and property from the ballistic missile attacks and unmanned aerial vehicles that were launched against Israel by Iran in response, strict restrictions were imposed on the Israeli home front that included, inter alia, restrictions on gatherings and restrictions on movement. In addition, as a result of closing the Israeli airspace, hundreds of thousands of Israelis were delayed in returning to Israel. As part of the restrictions on gatherings and movement, the Israeli economy began operating in a state of emergency whereby only essential businesses were allowed to open and the schools and higher education system shifted to online learning, two instructions that resulted in substantial damage to the Israeli economy. On June 24, 2025, an agreement was reached regarding a ceasefire, after which the Israeli economy resumed operating in full capacity. Dorad’s revenues in June 2025 decreased by approximately 22% compared to the same month in the previous year, including due to the military operation. As this is an event beyond Dorad’s control, and factors such as the continuation or cessation of the fighting may affect Dorad’s estimates, as of the date of approval of Dorad’s financial statements (August 14, 2025), Dorad was unable to assess the extent of the impact of the war and the operation on its business activities and results in the medium and long term. Dorad continues to monitor developments on the matter on an ongoing basis and is examining the implications for its operations and the value of its assets.

With reference to Section 1.3 of the 2024 Annual Disclosure (“Distribution of Dividends”), as of June 30, 2025, the profits (as such term is defined in Section 302 of the Israeli Companies Law) of Dorad for purposes of distribution, based on Dorad’s financial statements for such period, were approximately NIS 984.2 million.

With reference to Section 1.4 of the 2024 Annual Disclosure (“Selected Financial Information”), Dorad’s financial results as of and for the three and six months ended June 30, 2025 were included on a press release published by the Company and submitted to the MAGNA system on August 31, 2025.

With reference to Section 1.5.2 of the 2024 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Tariffs and Payments,” on December 29, 2024, the Israeli Electricity Authority published a decision regarding an annual update to the electricity tariff for 2025 for IEC consumers, according to which the average production component decreased by approximately 2.2% compared with the average production tariff published by the Israeli Electricity Authority in January 2024, and which was valid up to and including December 2024.

In addition, on March 26, 2025, the Israeli Electricity Authority published a decision updating its prior decision number 69407 of August 12, 2024, regarding “Regulation for Conventional Production Units,” which regulates the manner of construction and operation of conventional technology energy production facilities with a capacity higher than 630 MW and determines in their matter the validity of the tariff and the extension of the deadline for receiving tariff approval for the purpose of entering into regulation. The updated decision provides with regard to the availability tariff per KWh that it will be updated to NIS 0.0331 for manufacturers that will receive a tariff approval by June 30, 2026, NIS 0.0318 for manufacturers that will receive a tariff approval between July 1, 2026 and December 31, 2026 and NIS 0.0305 for manufacturers that will receive a tariff approval between January 1, 2027 and June 30, 2027. Furthermore, regarding the tariff approvals, the prior resolution was amended so that these will be granted to a maximum of four production units (instead of two), and a manufacturer that will reach commercial operation prior to December 31, 2029 will be entitled to an addition of 0.75% per month based on the number of months in which commercial operation preceded such date (this increase does not apply to the premium component of the tariff). In addition, the first manufacturer that will reach financial closing and receive a tariff approval within the dates set forth in the decision and will construct the facility north to Gush Dan based on the map included in the decision (an area that does not include Dorad’s geographic location) will be entitled to an addition of NIS 0.005 to the availability tariff applicable to it under the decision. The updated resolution will apply to the first four production facilities that will reach financial closing and receive tariff approval by no later than June 30, 2027.

With reference to Section 1.5.2 of the 2024 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Consumption Plans and Deviations,” with respect to the third-party notice filed by the IEC against Dorad, on February 24, 2025, the District Court ruled that, given the nature of the appeal pending before the Supreme Court, there is no reason to proceed with the class action as long as the appeal remains unresolved. The District Court further instructed the parties to submit an appropriate request to examine the advancement of the appeal before the Supreme Court and to file an update with the District Court by March 31, 2025. On March 26, 2025, the IEC submitted an update to the District Court notifying of the Supreme Court’s decision to schedule a hearing on the appeal on December 1, 2025. On March 27, 2025, the District Court instructed to file an update with the District Court after a decision is made on the appeal or by the end of the year, whichever comes first. Dorad estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the appeal. Therefore, no provision has been recorded in Dorad’s financial statements.

With reference to Section 1.5.2 of the 2024 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Market Model for Private Manufacturers on the Transmission Grid,” in connection with the hearing published by the Israeli Electricity Authority on September 4, 2024 and following the submission of Dorad’s response, on February 17, 2025, the Israeli Electricity Authority published a decision stating that Dorad’s price bid to the system operator will be in accordance with its tariff approval. Additionally, the decision stipulates that Dorad will not be able to transition to central loading until the matter is regulated. On February 18, 2025, the decision came into effect. Dorad’s return to tariff approval has no impact on Dorad’s financial results.

With reference to Section 1.6 of the 2024 Annual Disclosure (“Products and Services; Production Capacity; Possibility of Expansion of the Power Plant”) under the heading “Potential Expansion of the Dorad Power Plant (“Dorad 2”),” with respect to the claim filed by Edelcom against Dorad and its other shareholders in connection with the potential expansion of the Dorad Power Plant, on January 27, 2025, Edelcom filed its response to Dorad’s request to dismiss in limine and on February 13, 2025, the court rejected the request. On April 7, 2025, Dorad, EAPC and Ellomay Luzon Energy submitted their responses. The court instructed the parties to finalize the preliminary proceedings by May 15, 2025. On June 29, 2025, the parties submitted an updated request for court approval of a procedural arrangement regarding the completion of the preliminary proceedings, whereby: the parties shall respond to the document disclosure requests and provide access to all documents listed in their disclosure affidavits by July 30, 2025; and any motions relating to document disclosure, if necessary, shall be submitted by September 1, 2025. On June 30, 2025, the court approved the updated procedural arrangement. On July 28, 2025, the parties submitted a joint motion for extension of the dates to finalize the preliminary proceedings and the court granted the motion as requested and dates were set for the finalization of the preliminary proceedings. Ellomay Luzon estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the proceeding.

For an update concerning the decision issued by the Israeli Electricity Authority updating its prior decision regarding “Regulation for Conventional Production Units” see the update to the “Tariffs and Payments” section above.

On June 24, 2025, Dorad filed an administrative petition pursuant to Section 5(1) and Item 2 of the First Schedule to the Administrative Courts Law, 2000, and pursuant to Section 17(a) of the Freedom of Information Law, 1998, requesting that the court exercise its authority under Section 17 of the Freedom of Information Law and instruct the Israeli Electricity Authority to disclose to Dorad the Israeli Electricity Authority’s Decision No. 69505, made at Meeting No. 695 held on September 2, 2024, regarding the tender for the construction of a power plant at the Sorek site, in full and without redactions. On July 13, 2025, the court ruled that the Israeli Electricity Authority will submit its preliminary response to the petition by September 10, 2025. A hearing date for this petition has not been scheduled yet.

On August 18, 20 and 25, 2025, a discussion was held at the Dorad board of directors regarding the Dorad 2 project. On August 25, 2025, at the conclusion of Dorad’s board of directors’ meeting, a vote was held to approve the Dorad 2 project in principle in order to advance the project to the financial closing stage. As the director appointed by Edelcom objected to this resolution, it was not unanimously approved at the aforementioned meeting. Dorad is examining the implications of the vote of the director appointed by Edelcom. Subsequently, on August 25, 2025, the director appointed by Ellomay Luzon Energy requested to convene a meeting of Dorad’s shareholders to amend Dorad’s articles of association so that the Dorad 2 project would be subject to approval by the Dorad board of directors by a 70% majority. The meeting of Dorad shareholders was convened for September 8, 2025.

With reference to Section 1.7 of the 2024 Annual Disclosure (“Customers”), on May 4, 2025, Dorad entered into an updated agreement with a major customer for the supply of electricity at a reduced tariff, which amends and replaces the agreement previously signed between Dorad and such customer on April 28, 2010, as amended from time to time. Pursuant to the updated agreement, Dorad undertakes to sell the customer all the electricity it requires. The term of the updated agreement is retroactively effective from December 1, 2024, and will expire on May 31, 2029.

With reference to Section 1.11.1 of the 2024 Annual Disclosure (“Raw Materials and Suppliers”) under the heading “Agreement with Tamar,” on May 4, 2025, Dorad entered into an agreement with the partners in the Tamar license to extend the Additional Tamar Agreement, which was originally set to expire in April 2025, until June 2025. In addition, it was agreed to increase the quantity of gas Dorad will purchase in 2026. On May 18, 2025, following the fulfilment of relevant conditions, Dorad received the second half of the payment due to it under the Additional Tamar Agreement. The payment was recognized in the second quarter in Dorad’s statement of profit or loss as a reduction in energy costs.

With reference to Section 1.11.1 of the 2024 Annual Disclosure (“Raw Materials and Suppliers”) under the heading “Agreement with Energean,” on March 12, 2025, Dorad entered into an amendment to the agreement with Energean pursuant to which the request for payment for the minimal natural gas quantities that Dorad undertook to purchase but did not consume during 2024 will be reduced and the daily quantity that Dorad will be required to consume during the summer months of 2026 was reduced. In April 2025 Dorad paid the sums due to Energean pursuant to the amendment.

With reference to Section 1.12 of the 2024 Annual Disclosure (“Working Capital”), as of June 30, 2025, Dorad had a working capital of approximately NIS 458.1 million.

With reference to Section 1.13 of the 2024 Annual Disclosure (“Financing”) under the heading “Financing Agreements,” as of June 30, 2025, the outstanding balance of the Dorad Credit Facility was approximately NIS 1.94 billion and Dorad is in compliance with the financial standards required by the Dorad Credit Facility.

With reference to Section 1.13 of the 2024 Annual Disclosure (“Financing”) under the heading “Dorad Credit Rating,” on May 21, 2025, Dorad received a debt rating of Aa3.il with a stable outlook from Midroog Ltd. (an affiliate of Moody’s). The rating did not have an impact on the interest rate of Dorad’s credit facility.

With reference to Section 1.13 of the 2024 Annual Disclosure (“Financing”) and Section 1.3 of the 2024 Annual Disclosure (“Distribution of Dividends”), the following update is provided:

Ellomay Luzon Energy Financing

The consideration for 15% of Dorad’s outstanding shares acquired by Ellomay Luzon Energy on July 22, 2025, as set forth in the update to Sections 1.1 and 1.2 above, was approximately NIS 424 million (approximately €108 million at the time), and was funded by bank financing, or the Loan Agreement, provided to Ellomay Luzon Energy consisting of three tranches as follows: (i) a loan in the amount of NIS 175 million (approximately €45 million at the time), bearing annual interest in the range of +0.5% to -0.5% of the Israeli Prime Rate, or the First Loan, (ii) a loan in the amount of NIS 175 million (approximately €45 million at the time), bearing fixed annual interest rate between 5% and 6%, or the Second Loan, and (iii) a loan in the amount of NIS 70 million (approximately €18 million at the time), bearing annual interest rate in the range of +0.5% to -0.5% of the Israeli Prime Rate, or the Third Loan.

The First Loan is repayable in four semi-annual payments commencing December 31, 2031 and ending on June 30, 2033, and the interest on the First Loan is payable in semi-annual payments commencing December 31, 2025 and ending on the final repayment of the First Loan. The Second Loan is repayable in sixteen semi-annual payments commencing December 31, 2025 and ending on June 30, 2033, and the interest on the Second Loan is payable in semi-annual payment commencing December 31, 2025 and ending on the final repayment of the Second Loan. The Third Loan is repayable in one payment on December 31, 2025, unless the conditions set forth in the Loan Agreement will not be met, which will enable Ellomay Luzon Energy to ask for an extension until December 31, 2026. The interest on the Third Loan is payable on December 31, 2025 and, to the extent an extension is requested, in semi-annual payments thereafter until the final repayment of the Third Loan.

In connection with the Loan Agreement, Ellomay Luzon Energy granted the lender a first ranking fixed pledge on its rights in connection with an account with the lender, or the Pledged Account, in which all amounts due to Ellomay Luzon Energy from Dorad will be deposited. The Loan Agreement provides that when any dividend is received from Dorad: (i) Ellomay Luzon Energy will leave in the Pledged Account the amount required for the next payment to the lender, (ii) to the extent the amount received during a calendar year exceeds NIS 65 million, then Ellomay Luzon Energy will make an early repayment of the First Loan and thereafter the Third Loan in the amount of 50% of the difference between the amount of receipts in the calendar year and NIS 65 million by no later than June 30 of the following year (pro rata over all future payments), and (iii) with respect to any amount in excess of the amounts required as stated in paragraphs (i) and (ii) – Ellomay Luzon Energy is entitled to use the funds deposited in the Pledged Account for any need, subject to the provisions of the law and the agreements with the lender. The Loan Agreement provides that the First and Third Loans may be prepaid without an early repayment fee and the Second Loan may be prepaid subject to payment of fees as generally acceptable in the lender.

The Loan Agreement includes customary immediate repayment provisions, including in the event of a breach of an undertaking by Ellomay Luzon Energy, a deterioration in Ellomay Luzon Energy’s financial situation and the initiation of legal proceedings in connection with the Dorad shares held by Ellomay Luzon Energy. The Loan Agreement includes additional undertakings by Ellomay Luzon Energy, including not to amend the Ellomay Luzon Energy shareholders’ agreement without the lender’s prior written consent and the execution of an undertaking not to operate outside its current field of operations; not to assume financial obligations and not to provide financing to a third party; not to sell and/or transfer and/or deliver and/or lease and/or rent any Asset and/or any right of its rights, as well as a negative pledge on any Asset (as this term is defined below) and/or part of the its Assets, without the lender’s prior written consent, other than a pledge on its shares of Dorad in favor of the lenders of Dorad. The undertaking defines an “Asset” as any asset and right of Ellomay Luzon Energy, including the shares of Dorad held by it and other rights of any kind, including its unissued share capital and goodwill.

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